______________________________________________________________________________

                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                          Packaging Plus Services Inc.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.005 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                  695 161 406
                                 -------------
                                 (CUSIP Number)


               Michael Margolies, U.S. Transportation Systems Inc.
            33 West Main Street, Elmsford, NY 10523, (914) 345-3339
            ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 December 31, 1996
             ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________

                                  SCHEDULE 13D
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CUSIP No. 695161406
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    U.S. Transportation Systems Inc.
                    34-1397328
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           D.N.A.
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   850,000 shares
BENEFICIALLY   |     |--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   None
  REPORTING    |     |------------------------------------------------------
 PERSON WITH   |  9  |   SOLE DISPOSITIVE POWER
               |     |   850,000 shares
               |     |-----------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   None
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          850,000 shares
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.4%
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   14     TYPE OF REPORTING PERSON*
          CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.
-------  --------------------

         Packaging Plus Services, Inc.
         20 South Terminal Drive
         Plainview, NY 11803

         Common Stock, $.005 par value

ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

         Reporting Person:         U.S. Transportation Systems, Inc.,
                                   a Nevada corporation.

         Address:                  33 West Main Street
                                   Elmsford, NY 10523

         Principal Business:       The Reporting Person is engaged in
                                   the business of providing
                                   transportation services and
                                   manufacturing transportation
                                   vehicle components.

         Criminal Convictions:     None

         Injunctions:              None

ITEM 3.  SOURCE OF FUNDS.
-------  ----------------

          On December 31, 1996 U.S. Transportation Systems, Inc. ("USTS") entered into an agreement with the Issuer, which was closed on January 7, 1997 (the "Agreement"). Pursuant to the Agreement, USTS transferred its entertainment operations to the Issuer in consideration of 850,000 shares of the Issuer's common stock (the "Shares") and other contractual undertakings by the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION.
-------  ---------------------------

          The Shares were acquired for investment. Pursuant to the Agreement, and additional 150,000 shares will be issued to USTS during the 24 months following the closing if the Issuer does not exercise its options to repurchase the Shares.

          The Agreement provides that USTS will be entitled to nominate one member of the Issuer's Board of Directors as long as USTS owns at least 200,000 shares of the Issuer's common stock, and that the maximum number of directors will be five.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  -------------------------------------

          850,000 shares; 20.4% of outstanding.
          Recent Transaction: None.

ITEM 6. CONTRACTS, ETC.
------- --------------

          See Stock Purchase Agreement dated December 31, 1996 filed as an exhibit to this Schedule.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-------  ---------------------------------

          Stock Purchase Agreement dated December 31, 1996

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      January , 1997
           -------------

Signature: U.S. TRANSPORTATION SYSTEMS, INC.

           By: Michael Margolies
           -----------------------
           /s/ Michael Margolies

Title:     Chairman
           --------